Exhibit 12.1

Auxilium Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Years Ended December 31, 2005, 2004, 2003, 2002 and 2001

(Dollars in thousands)

	2005	2004	2003	2002	2001
Earnings:
Pretax loss from continuing operations	(38,258)	(28,518)	(28,875)	(19,544)	(18,452)
Add:
Fixed charges	315	767	1,229	144	129

Total Earnings	(37,943)	(27,751)	(27,646)	(19,400)	(18,323)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	57	616	1,080	—	61
Estimate of interest expense within rental expense	258	151	149	144	68

Total Fixed Charges	315	767	1,229	144	129

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(38,258)	(28,518)	(28,875)	(19,544)	(18,452)